CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

BY LIFEMD, INC.

LIFEMD, INC.

236 Fifth Avenue, Suite 400

New York, New York 10001

VIA FEDERAL EXPRESS AND SECURE E-MAIL

December 12, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christie Wong
Mr. Michael Fay

Re:	LifeMD, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023 Response Dated October 25, 2024
File No. 001-39785

Dear Ms. Wong:

LifeMD, Inc. (the “Company”, “we”, “our”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 22, 2024, which references comments contained in your original letter dated October 16, 2024. For ease of reference, the comments contained in your more recent letter dated November 22, 2024 are repeated in italics below and followed by the Company’s responses. We welcome further conversation and guidance from the Staff on these topics.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the Staff.

Press Releases Dated March 11, 2024 and August 7, 2024

Reconciliation of GAAP Net Loss to Adjusted EBITDA to Cash Adjusted EBITDA, page 1

1.	In response to comment 3 you reference obsolete inventory that you destroyed. Please provide us the following information so that we are able to further understand the basis for your determination that the adjustments are one-time, non-recurring charges, for 2022, 2023 and 2024:
●	the name of each brand;
●	the amount recorded as obsolete inventory;
●	the quarterly period and year the amount was recorded as obsolete inventory;
●	the reason the brand was sunset;
●	the reason the inventory was destroyed, and not otherwise sold; and
●	the amount of any lower of cost or market adjustments recorded during 2022, 2023 and 2024 that did not relate to sunset brands. Provide us the related facts and circumstances.

LifeMD, Inc.
December 12, 2024

RESPONSE

The Company respectfully acknowledges the Staff’s comment. The Company included the following inventory and reserve adjustments in its non-GAAP adjustments for the below periods:

Three Months Ended
	March 31, 2024		June 30, 2024
ShapiroMD obsolete inventory	$	[***]	$	[***]
NavaMD obsolete inventory		[***]		[***]
Cleared obsolete inventory		[***]		[***]
RexMD obsolete inventory		[***]		[***]
Total inventory and reserve non-GAAP adjustments		$302,629		$263,513

Three Months Ended
	March 31, 2023		June 30, 2023		September 30, 2023		December 31, 2023
ShapiroMD lower of cost or market adjustment	$	[***]	$	[***]	$	[***]	$	[***]
ShapiroMD obsolete inventory		[***]		[***]		[***]		[***]
NavaMD obsolete inventory		[***]		[***]		[***]		[***]
Cleared obsolete inventory		[***]		[***]		[***]		[***]
RexMD obsolete inventory		[***]		[***]		[***]		[***]
One-time aged accounts receivable write off		[***]		[***]		[***]		[***]
Total inventory and reserve non-GAAP adjustments		$99,639		$132,991		$-		$404,694

Three Months Ended
	March 31, 2022		June 30, 2022		September 30, 2022		December 31, 2022
ShapiroMD lower of cost or market adjustment	$	[***]	$	[***]	$	[***]	$	[***]
NavaMD lower of cost or market adjustment		[***]		[***]		[***]		[***]
ShapiroMD obsolete inventory		[***]		[***]		[***]		[***]
NavaMD obsolete inventory		[***]		[***]		[***]		[***]
RexMD obsolete inventory		[***]		[***]		[***]		[***]
General obsolescence inventory reserve		[***]		[***]		[***]		[***]
One-time sales return reserve true-up		[***]		[***]		[***]		[***]
Total inventory and reserve non-GAAP adjustments		$146,953		$83,708		$-		$699,057

The obsolete inventory adjustments included for the Company’s RexMD brand relate to discontinued products for which sunsetting was substantially completed by the second quarter of 2024. The sunsetting of Cleared was substantially completed by the second quarter of 2023. The Company’s NavaMD and ShapiroMD brands are in the process of sunsetting. This is due to the Company’s shift in investment to the growth of its virtual primary care platform versus these legacy brands. The Company is winding down marketing and is no longer investing in new patient acquisitions for NavaMD and ShapiroMD. As an example, the number of active patient subscribers for ShapiroMD was approximately [***] and [***] as of September 30, 2024 and December 31, 2022, respectively, and for NavaMD was approximately [***] and [***] as of September 30, 2024 and December 31, 2022, respectively. Additionally, marketing expenses for ShapiroMD were approximately $[***] and $[***] for the nine months ended September 30, 2024 and the year ended December 31, 2022, respectively, and for NavaMD were approximately $[***] and $[***] for the nine months ended September 30, 2024 and the year ended December 31, 2022, respectively. This represents a significant decrease in active patient subscribers and marketing initiatives for these brands.

LifeMD, Inc.
December 12, 2024

Because our existing NavaMD and ShapiroMD customers are on subscriptions, the Company has to gradually and methodically sunset these brands in order for customers to find an alternative to our products, if they desire. We expect the sunsetting of NavaMD to be complete by the end of 2024 and ShapiroMD to be substantially complete by the end of 2025, other than the runoff of legacy patient subscribers. When the Company’s inventory reaches its expiration date, it becomes obsolete and is written off. Expired product is not able to be sold.

The amount of lower of cost or market and obsolete inventory adjustments recorded that did not relate to sunset products and brands is $[***] and is related to the Company’s general inventory obsolescence reserve which was recorded in the fourth quarter of 2022. In future filings, the Company will exclude any lower of cost or market and obsolete inventory adjustments that do not relate to sunset brands from its non-GAAP adjustments.

2.	In addition, you reference one-time accounts receivable and sales return adjustments. Please provide us the following information so that we are able to further understand the basis for your conclusion:
●	the amount of each separate adjustment;
●	the period and year the adjustment was recorded; and
●	a description of the facts and circumstances related to each adjustment.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. For the year ended December 31, 2023, the one-time aged accounts receivable write off amounted to approximately $100 thousand and was recorded during the first quarter ended March 31, 2023. This one-time aged accounts receivable write off is related to a historical accounts receivable balance for one of the Company’s merchant processors that was validated by the Company through an external confirmation process with the merchant processor during the first quarter ended March 31, 2023. The external confirmation process resulted in an accounts receivable balance of approximately $100 thousand less than the Company’s records indicated. After investigation and validation, the Company determined that the merchant processor confirmation was correct and recorded this one-time write off to true-up to this specific accounts receivable balance for this merchant processor. Since then, the Company has confirmed the merchant processor balances quarterly. Any adjustments as a result of the quarterly confirmation process are considered recurring in nature and are not included in our non-GAAP adjustments.

For the year ended December 31, 2022, the one-time adjustment to true-up the Company’s sales return reserve amounted to approximately $523 thousand and was recorded during the fourth quarter ended December 31, 2022. During the fourth quarter ended December 31, 2022, upon review and reconciliation of customer order data, the Company identified a population of customer product orders that had been placed but were not fulfilled. These orders were not fulfilled because the customer prescriptions were not approved or were expired. In these instances, the Company may be required to refund the patient. This population of customer orders had not been previously included in the Company’s analysis of its sales return reserve. The Company recorded a cumulative catch-up adjustment during the fourth quarter ended December 31, 2022, to correct the Company’s sales return reserve balance. The impact to each of the prior periods was determined to be immaterial. Because the cumulative amount was all recorded in the fourth quarter ended December 31, 2022 and was a one-time true-up for this specific population of customer orders, the Company included this amount in its non-GAAP adjustment for the year ended December 31, 2022. Since then, the Company now has a recurring process to calculate and true-up the sales return reserve on a quarterly basis. Adjustments resulting from this recurring process are not included in the Company’s non-GAAP adjustments.

LifeMD, Inc.
December 12, 2024

3.	In addition, you reference that litigation costs include one-time non-recurring expenses for matters that are extraordinary in nature and scope and that should not be classified as normal operating expenses. Please provide us the following information so that we are able to further understand the basis for your conclusions: the amount recorded for each separate matter, by year and by type of cost incurred (e.g., external attorney’s fees, internal costs, amounts recorded pursuant to settlement agreements, etc.).

RESPONSE

The Company respectfully acknowledges the Staff’s comment. Please see below for information related to each separate matter, by year and by type of cost incurred (e.g., external attorney’s fees, internal costs, amounts recorded pursuant to settlement agreements, etc.) that were excluded from Adjusted EBITDA.

	Year Ended December31, 2022		Year Ended December 31, 2023			Six Months Ended June 30, 2024
William Blair LLC v. LifeMD, Inc. external attorney’s fees	$	[***]	$	[***]		$	[***]
William Blair LLC v. LifeMD, Inc. settlement costs		[***]		[***]			[***]
Harborside Advisors LLC v. LifeMD, Inc. external attorney’s fees		[***]		[***]			[***]
Harborside Advisors LLC v. LifeMD, Inc. settlement costs		[***]		[***]			[***]
Marden v. LifeMD, Inc. external attorney’s fees		[***]		[***]			[***]
[***]		[***]		[***]			[***]
Executive separation agreement external attorney’s fees		[***]		[***]			[***]
LifeMD, Inc. v. Lamarco external attorney’s fees		[***]		[***]			[***]
LifeMD, Inc. v. Lamarco settlement		[***]		[***]	)		[***]
Telephone Consumer Protection Act external attorney’s fees		[***]		[***]			[***]
Telephone Consumer Protection Act settlement costs		[***]		[***]			[***]
Other external attorney’s fees		[***]		[***]			[***]
Amounts recorded pursuant to other settlement agreements		[***]		[***]			[***]
Total litigation costs non-GAAP adjustments		$1,685,521		$1,594,930			$678,331

In addition to the litigation costs for the Harborside Advisors LLC v. LifeMD, Inc., Specialty Medical Drugstore, LLC D/B/A GoGoMeds v. LifeMD, Inc., William Blair LLC v. LifeMD, Inc., and Marden v. LifeMD, Inc. cases described in our original response letter dated October 25, 2024, during the years ended December 31, 2023 and 2022, the Company excluded from Adjusted EBITDA litigation costs related to defense and eventual dismissal of the Company’s affirmative defamation claims arising out of defendant’s baseless “short and distort” stock scheme (the LifeMD, Inc. v. Lamarco case) and litigation costs related to a group of atypical class action claims arising out of an [***] and pertaining to the Telephone Consumer Protection Act (the “TCPA”), which claims are separate and distinguishable from typical one-off TCPA claims received in the ordinary course of business. For the LifeMD, Inc. v. Lamarco case, the Company excluded the external attorney’s fees as well as the favorable $[***] settlement when arriving at Adjusted EBITDA (meaning included within “litigation costs” non-GAAP adjustment). Other external attorney’s fees and amounts relate to one-time, extraordinary securities, tax, and contract termination matters outside of the ordinary course of business.

As previously described in our original response letter dated October 25, 2024, the Company considered the complexity, nature, frequency and magnitude of each litigation matter when determining that the expenses are not normal, recurring operating expenses and therefore appropriate to exclude when arriving at Adjusted EBITDA (meaning included within “litigation costs” non-GAAP adjustment). In each case above, the litigation did not arise out of the Company’s ongoing operations, and the Company does not expect to be involved in such litigation in the future. Furthermore, the complexity of the negotiations and the magnitude of the claims involved distinguish these litigation matters from ordinary course matters faced by the Company.

LifeMD, Inc.
December 12, 2024

The Company further notes that litigation costs that are determined to be normal, recurring expenses necessary to operate its business are not excluded when calculating Adjusted EBITDA (meaning not included within the “litigation costs” non-GAAP adjustment). For example, the Company incurs, in the ordinary course of business, litigation expenses related to most labor and employment, general advertising, data privacy, regulatory compliance, real estate, general corporate, telemedicine, and intellectual property matters.

4.	In addition, please describe for us in further detail your insurance acceptance readiness expenses (including how they relate to your operations, revenue generating activities, and business strategy), why you incurred these expenses in 2022, 2023 and 2024, and when these costs will no longer be incurred, as appears to be indicated in your response.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. Insurance acceptance readiness expenses include non-recurring costs to establish a Company-wide compliance process and program to accept patient insurance in the future. These types of costs will not be recurring once the compliance process and program are established and largely completed. These costs relate to various one-time compliance activities including the following:

●	external attorney’s fees for advice on legal requirements associated with accepting private insurance, including but not limited to, revenue cycle management readiness, state specific analyses, and federal insurance requirements;
●	external consulting fees associated with licensing, payor enrollment and electronic data interchange services;
●	costs associated with development and enhancement of existing processes related to clinician charting and medical coding requirements in preparation for submission of medical claims for reimbursement;
●	costs associated with development of pre-bill audit protocols related to medical charting and coding in advance of claims submission;
●	development costs for processes of handling claims submission, denials, appeals, and invoicing of patient responsible amounts in the context of insured visits;
●	development costs of additional policies, consents, and patient disclosures related to assignment of benefits, credit card on file, and insurance patient financial policies;
●	costs of analyses of billing codes applicable to various telemedicine modalities and development of charge-master for reimbursable medical services; and
●	costs of flow of funds analyses and structure development work in connection with amounts received by the Company’s affiliated medical group for clinical services and payment of the management fee to management service organization, as well as Fair-Market-Value analyses related to the same.

The Company expects that the establishment of the compliance process and program to accept private insurance will be complete by the end of 2024 and that these types of costs related to accepting private insurance will no longer be incurred after December 31, 2024. After the compliance process and program are established (and largely) to accept private insurance, the Company will also be establishing compliance processes and programs to accept Medicaid and Medicare, and expects costs related to the Medicaid and Medicare acceptance processes and programs will be incurred throughout fiscal year 2025, and will no longer be incurred after December 31, 2025.

Our determination that the insurance acceptance readiness expenses are not normal, operating expenses was based on the following considerations:

●	The expenses are for transitional activities, in that they are necessary for the Company to establish compliance processes and programs to first accept private insurance and then to meet the heightened standards to accept government insurance under Medicaid and Medicare, but these activities are separate and distinguishable from the ongoing operations of the Company’s businesses, and more specifically, the processing and acceptance of payments for telehealth services.
●	The expenses do not result in revenue generation, which involve sales and marketing activities that are separate and distinguishable from our establishment of compliance processes and programs to support those activities. Furthermore, the insurance acceptance readiness expenses will be limited to the transition period and will not continue to be incurred once the transition is complete.
●	The expenses are for compliance activities that are not representative of our business strategy. However, the expenses are necessary for the Company to transition to accepting insurance coverage and to executing our future business strategy.

LifeMD, Inc.
December 12, 2024

The Company considered whether there were any industry or regulatory factors relevant to its determination that the insurance acceptance readiness expenses are not normal, operating expenses, but none were identified.

Recurring costs incurred after the establishment of the compliance process related to the acceptance of insurance, both private, as well as Medicaid and Medicare, will not be included in our non-GAAP adjustment. These types of recurring costs will include:

●	costs associated with a revenue cycle management team;
●	costs of processing and accepting insurance payments, including costs of billing and technical software;
●	provider credentialing and enrollment costs;
●	costs associated with biannual third-party coding and billing audits;
●	costs associated with benchmarking our charting, billing, and revenue cycle processes against applicable industry standards and conducting an annual gap analysis;
●	annual security and privacy assessment costs;
●	costs associated with the annual review of applicable coding assignments for telemedicine coding and billing; and
●	insurance specific marketing related costs.

5.	We note your response to comment 4. In future filings, please reconcile Telehealth Adjusted EBITDA from Telehealth operating loss as presented in the segment data footnote as the most directly comparable financial measure calculated and presented in accordance with GAAP. Provide us with a draft of your revised disclosure as part of your response.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. The Company will reconcile Telehealth Adjusted EBITDA from Telehealth operating loss as presented in the segment data footnote as the most directly comparable financial measure calculated and presented in accordance with GAAP. The draft reconciliation of Telehealth Adjusted EBITDA from Telehealth operating loss for the quarter ended September 30, 2024 is presented below for your review and consideration:

Three Months Ended September 30, 2024
Telehealth operating loss	$(3,624,659)
Depreciation, amortization and accretion expenses	1,707,151
Financing transactions expenses	-
Litigation costs	644,170
Inventory and reserve adjustments on discontinued products	85,000
Severance costs	621,391
Acquisition expenses	-
Insurance acceptance readiness expenses	391,803
Sarbanes Oxley readiness expenses	203,342
Foreign exchange (gain) loss	-
Dividends	36,000
Stock-based compensation expense	2,394,235
Telehealth adjusted EBITDA	$2,458,433

LifeMD, Inc.
December 12, 2024

6.	We note preferred stock dividends for 2023 and 2022 were $3,106,250 each fiscal year, as presented in the statements of operations, and the non-GAAP adjustments for dividends were $5,371,450 and $3,250,250, for 2023 and 2022. Please clarify for us the reason for the differences between the amounts, for each year presented. Please similarly address the difference in dividends amounts as it relates to your 2024 and 2023 interim financial statements and the related non-GAAP adjustments.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. Beginning with the second quarter ended June 30, 2023, the Company’s majority-owned subsidiary, WorkSimpli, declared a cash dividend to all unit holders of record which is based on the financial performance of WorkSimpli and is approved by the WorkSimpli Board of Directors through a Board Resolution. WorkSimpli cash dividends are disclosed in the Company’s stockholders’ equity footnote within the quarterly and annual filings beginning with the second quarter ended June 30, 2023. The Company includes the WorkSimpli cash dividends to noncontrolling interest holders in its non-GAAP dividend adjustment.

Additionally, the Company includes the required distributions to noncontrolling interest holders in the amount of $36 thousand per quarter or $144 thousand annually in its non-GAAP dividend adjustment.

A reconciliation of the amount of preferred stock dividends, as presented in the statements of operations, to the non-GAAP adjustments for dividends for each of the years ended December 31, 2023 and 2022, as well as each of the 2024 and 2023 interim periods is presented below:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Series A Preferred Stock dividends	$3,106,250	$3,106,250
WorkSimpli dividends	2,121,200	-
Distributions to noncontrolling interests	144,000	144,000
Total dividends non-GAAP adjustment	$5,371,450	$3,250,250

	Quarter Ended March 31, 2024	Quarter Ended March 31, 2023
Series A Preferred Stock dividends	$776,563	$776,563
WorkSimpli dividends	266,817	-
Distributions to noncontrolling interests	36,000	36,000
Total dividends non-GAAP adjustment	$1,079,380	$812,563

	Quarter Ended June 30, 2024	Quarter Ended June 30, 2023
Series A Preferred Stock dividends	$776,562	$776,562
WorkSimpli dividends	228,231	533,635
Distributions to noncontrolling interests	36,000	36,000
Total dividends non-GAAP adjustment	$1,040,793	$1,346,197

	Quarter Ended September 30, 2024	Quarter Ended September 30, 2023
Series A Preferred Stock dividends	$776,562	$776,562
WorkSimpli dividends	(12,633)	1,000,568
Distributions to noncontrolling interests	36,000	36,000
Total dividends non-GAAP adjustment	$799,929	$1,813,130

Quarter Ended December 31, 2023
Series A Preferred Stock dividends	$776,562
WorkSimpli dividends	586,998
Distributions to noncontrolling interests	36,000
Total dividends non-GAAP adjustment	$1,399,560

In future filings, the Company will exclude the required distributions to noncontrolling interest holders in the amount of $36 thousand per quarter or $144 thousand annually from its non-GAAP dividend adjustment.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at marc@lifemd.com if the Staff has any questions or requires additional information.

Sincerely,

/s/ Marc Benathen
Marc Benathen
Chief Financial Officer